UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER AND AEL SISTEMAS SIGN STRATEGIC AGREEMENT FOCUSING THE UAS MARKET

The agreement envisages the evaluation of joint exploration of the UAS market, with potential creation of a New Company to work in the segment

São José dos Campos, April 12, 2011 – Embraer Defense and Security and AEL Sistemas, a subsidiary of the Israeli company Elbit Systems Ltd. (NASDAQ and TASE: ESLT) (“Elbit Systems”), announced today in LAAD 2011, defense and security industry trade show held from 12 to 15 of April in Rio de Janeiro, the signature of a strategic agreement envisaging the evaluation of joint exploration of the unmanned aerial systems (UAS), including the potential creation of a company with majority participation of Embraer Defense and Security to work in the segment.

“The UAS are a reality and a need for solutions on defense and security, and Embraer Defense and Security considers that this agreement intends to strengthen both companies’ ability to offer solutions with an excellent cost-benefit ratio for the Brazilian Government,” said Luiz Carlos Aguiar, President of Embraer Defense and Security. “In addition, these vehicles allow for dual-use for monitoring of ports, agricultural, forest, and coastal areas, traffic, etc.”

“For AEL, this cooperation agreement with Embraer is an important step toward the consolidation of our objectives related to the development of UAS competences in Brazil. The participation with Embraer will leverage new business, speeding up the Brazilian know-how in the development and manufacture of unmanned systems with last generation technology, in order to meet the demands and specific needs of our country,” said Shlomo Erez, President of AEL Sistemas S.A.

The agreement foresees the intention to evaluate joint activities in marketing, development, systems integration, manufacturing and support of UAS, as well as in simulators and activities for the modernization of avionics systems, and the possible participation of Embraer Defense and Security in the capital of AEL Sistemas.

Embraer and AEL Sistemas have a successful track record of relationship. AEL was one of the first suppliers of systems for the turboprop Tucano basic trainer and the subsonic fighter AMX, aircraft manufactured by Embraer in the decades of 1980 and 1990. Currently, the company provides the avionics the turboprop light attack and advanced training Super Tucano, as well as avionics of fighter F-5M, modernized by Embraer for the Brazilian Air Force (FAB).

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Address: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

www.embraer.com.br/ir

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis

Paulo Ferreira

Caio Pinez

Cláudio Massuda

Luciano Froes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer